Rio Tinto plc 2 Eastbourne Terrace London W2 6LG United Kingdom T +44 (0) 20 7781 2058 F +44 (0) 20 7781 1835 E ben.mathews@riotinto.com	Ben Mathews Company secretary

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER IN ACCORDANCE WITH 17 C.F.R. §200.83.

25 October 2011

Mr. Brad Skinner

Assistant Director

Securities and Exchange Commission,

450 Fifth Street, NW

Washington DC 20549

USA.

Dear Mr. Skinner,

Thank you for your letter dated September 23, 2011 setting forth comments of the Staff of the Commission (the Staff) relating to the Form 20-F for the year ended December 31, 2010 (the 2010 Form 20-F) of Rio Tinto plc and Rio Tinto Limited (Rio Tinto) (File Numbers 1-10533 and 1-34121).

In accordance with what we understand to be the Staff’s policy with respect to requests for confidential treatment of responses to the Staff’s comments letters, we are submitting two separate letters in response to the Staff’s comments. Concurrent with the submission to you of this letter, confidential treatment of portions of this letter is being requested under the Commission’s rules in accordance with 17 C.F.R. §200.83. Accordingly, a separate version of this response letter containing confidential information of Rio Tinto is being filed by hand and not via EDGAR. This letter being submitted via EDGAR does not contain confidential information of Rio Tinto and therefore is not submitted on a confidential basis.

Rio Tinto’s responses to the Staff’s comments on the 2010 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments from the Staff’s comment letters in bold, italicized text, and have provided our responses immediately following each numbered comment.

Form 20-F for Fiscal Year Ended December 31, 2010

General

1.	We note disclosure from your 2007 Form 20-F regarding plans to divest your interest in the Sari Gunay gold project and to close your office in Iran and cease having any Interests there. Please clarify to us whether you have closed your offices in Iran.

Rio Tinto plc. Registered office 2 Eastbourne Terrace, London, W2 6LG, United Kingdom.

Registered in England No. 719885.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

We note that your Form 20-F no longer includes disclosure about contacts with Iran. Please update us on all contacts with Iran since your letters to us of February 28, 2005 and January 27, 2006, whether through affiliates, subsidiaries, or other direct or indirect arrangements. In this regard, we note 2010 and 2011 news articles stating that you are the largest shareholder of Rossing Uranium Ltd., which operates the Rossing uranium mine in Namibia. The articles state that Rossing Uranium Ltd. is 15% owned by Iran Foreign Investment Company (“IFIC”), an Iranian government entity which is included on the U.S. Department of Treasury’s Specially Designated Nationals List.

Rio Tinto’s interest in the Sari Gunay gold project was held through a 70% interest in Zar Kuh Mining Company (an Iranian private company). Rio Tinto has exited Iran, as described below. To the best of Rio Tinto’s knowledge, the office of Zar Kuh Mining Company has not closed and is being used by the new majority shareholder of Zar Kuh Mining Company.

In 2007 and 2008 Rio Tinto unsuccessfully sought to sell its share of Zar Kuh Mining Company to a third party [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION].

Rio Tinto subsequently approached several parties and on 26 April 2011 sold its interest in Zar Kuh Mining Company to [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] a joint venture company comprised of an Iranian individual and a Kazakhstan company. From that date, Rio Tinto ceased to be a registered shareholder of, and has not been entitled to receive dividends from or otherwise share in the profits of, Zar Kuh Mining Company. However, when Rio Tinto did not receive the first instalment of the purchase price for the shares it exercised a power of attorney which gave Rio Tinto the power to sell the shares to another purchaser.

[CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

No US citizen or permanent US-resident Rio Tinto personnel have been involved in negotiations with respect to the disposal of Rio Tinto’s shares of Zar Kuh Mining Company.

Rio Tinto has not disclosed further information about the sale of its interest in Zar Kuh Mining Company in its annual reports on Form 20-F for any year since the year ended 31 December 2007 because such interest is immaterial to Rio Tinto and its subsidiaries (together, the Group), as discussed in our response to Staff Comment 3.

With respect to Rio Tinto’s investment in Rössing Uranium Limited (RUL), please see the response to Staff Comment 2 below. Except as discussed in the responses to Staff Comments 1, 2 and 3, Rio Tinto has had no contacts with Iran since its letter of January 27, 2006.

2.	Please tell us the amount of proceeds, profits or other monies paid to IFIC or the Iranian government as a result of IFIC’s partial ownership of the Rossing Mine and/or any other payments you or Rossing Uranium Ltd. have made to the government of Iran.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

IFIC is entitled to dividends that have been paid to all shareholders in RUL. Neither RUL nor Rio Tinto has made any payments to the Government of Iran. [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION.]

3.	Please discuss the materiality of your contacts with Iran described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran. Address specifically the potential for reputational harm from co-owning a mine with an Iranian government entity that is a Specially Designated National. In this regard, we note several 2010 and 2011 news articles providing negative press about your co-ownership of a uranium mine with the Iranian government.

From 2006 to 26 April 2011 (the date that Rio Tinto ceased to be a shareholder in Zar Kuh Mining Company), Rio Tinto incurred aggregate expenditure of approximately [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] in relation to its investment in the Zar Kuh Mining Company, with the level of expenditure never exceeding (or, with respect to expenditures in 2011, not expected to exceed) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of Rio Tinto’s total exploration and evaluation costs in any year. During this period, the assets of Zar Kuh Mining Company never exceeded (nor, with respect to assets held in 2011, are expected to exceed) [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of Rio Tinto’s consolidated total assets at the end of any year. Zar Kuh Mining Company did not generate any revenues during this period.

With respect to Rio Tinto’s investment in RUL, Rio Tinto does not believe that the fact that Rio Tinto and IFIC are both shareholders in RUL constitutes a material investment risk for Rio Tinto’s securities holders, whether considered from a quantitative or qualitative perspective, for the following reasons:

(a)	Because of the relatively small scale of RUL’s operations compared with Rio Tinto’s overall business (i.e., RUL’s revenues from 1 January 2008 to 30 June 2011 represent [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of Rio Tinto’s consolidated revenues for the same period, and RUL’s total assets and total liabilities at 30 June 2011 respectively represent less than [CONFIDENTIAL INFORMATION HAS BEEN OMITTED AND FURNISHED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION] of Rio Tinto’s consolidated total assets and consolidated total liabilities at that date), RUL’s financial performance is not material to the overall financial performance of Rio Tinto. Accordingly, any adverse impact on RUL arising from IFIC’s 15.3% shareholding would not have a material adverse impact on Rio Tinto.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

(b)	Rio Tinto, simply by maintaining its own shareholding in RUL, is not engaging in any activity intended or designed to confer any direct or indirect financial support for IFIC, as is demonstrated by the following facts:

(i)	RUL is not a business partnership between Rio Tinto and IFIC. RUL is a Namibian limited liability company with a large number of shareholders, including Rio Tinto with 68.7%, IFIC with 15.3%, the Industrial Development Corporation of South Africa with 10%, local individual shareholders with a combined interest of 3% and the Government of the Republic of Namibia with 3% but with an additional 51% vote at a general meeting of RUL on matters of national interest.

(ii)	Rio Tinto acquired its interest in RUL in 1970 and the Government of Iran acquired its original 15% shareholding in RUL in 1975, both of which acquisitions predate the establishment of the Islamic Republic and the UN Resolutions targeting Iran’s nuclear and ballistic missile programmes. IFIC acquired and continues to own its shareholding in RUL in accordance with Namibian law. As a shareholder in RUL, Rio Tinto has no power or authority unilaterally to require IFIC to divest its holding in RUL.

(iii)	As a shareholder in RUL, IFIC is entitled under Namibian law to receive notifications of and attend general meetings of RUL. IFIC also has two representatives on the Board of RUL but has no ability to influence the conduct of RUL’s business on its own. While, IFIC is entitled to its pro rata share of any dividend that the majority of the board may from time to time declare for all shareholders in RUL, it has not received such monies since early 2008. IFIC has no uranium product off-take rights. Neither IFIC nor other Government of Iran entities have any supply contracts in place with RUL.

(c)	IFIC’s 15.3% shareholding interest in RUL does not contravene the current United Nations sanctions regime against Iran, for the following reasons:

(i)	IFIC has not made any further investment in RUL since United Nations Security Council Resolution 1929 (UN SCR 1929) was passed, nor does it have access to any nuclear technology though its investment in RUL or any uranium product off-take rights.

(ii)	UN SCR 1929 is directed to member States who need to ensure compliance with the various articles thereof. On 1 October 2010, Namibia reported to the United Nations that it had reached an agreement with the Islamic Republic of Iran that IFIC shall not participate in any future investments or acquire any further shares in RUL. It was also agreed that Iran shall not acquire interests in any commercial activity in Namibia involving uranium mining, production, or use of nuclear materials and technology, as required under UN SCR1929.

(iii)	Rio Tinto has engaged in discussions with the Governments of Namibia, the United States, the United Kingdom and Australia the UN SCR 1929 and taken extensive legal advice on this issue, and firmly believes the current shareholding by IFIC is not inconsistent with UN SCR 1929.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

Notes to the 2010 Financial Statements, page 163

Note 11 Goodwill, page 189

4.	As it relates to Aluminum’s 2010 annual impairment review, we note that the recoverable amount exceeds the carrying value by 16%. We also note that Aluminum’s net operating assets total $38,326 million and the net book value of its goodwill is $13,678 million, as of December 31, 2010. Based on the aforementioned, it would appear that the fair value attributable to Aluminum’s cash generating units that have goodwill allocated to them is large relative to the total market capitalization of your company, while Aluminum’s contribution to your operating cash flow is only 6%. To help us further understand how you arrived at your conclusion related to goodwill impairment, please (i) provide us a schedule that identifies the components of the total recoverable amount of your Aluminum cash generating units where goodwill is allocated and (ii) provide us the cash flow schedule that was utilized to determine fair value less costs to sell for the related cash generating units, in total (please identify the cash generating units that are being included in the summary schedule).

Background

Rio Tinto Alcan

Rio Tinto Alcan is one of the leading market competitors in the Aluminium industry, an industry which typically has very high barriers to entry (such as up front capital costs). Rio Tinto Alcan’s competitive advantage lies in its leading position in technology and innovation in the smelting process along with access to Hydro Electric Power (zero carbon foot print) for all its Canadian smelters. The aluminium market and hence the Rio Tinto Alcan business is expected to have sustainable long term real growth and positive cash flows for at least the next 50-60 years, particularly with increased metal intensity as the developing world (primarily China and India) continue to urbanise. Accordingly, in a similar way to other capital intensive resource-based businesses much of the value comes from the cash flows generated in the long term (10 years plus).

Calculation of recoverable amount for Rio Tinto Alcan

The restrictions imposed by IAS 36 on a ‘value in use’ (VIU) calculation means that for Alcan, a fair value less costs to sell (FVLCS) estimate will tend to generate a higher amount because of the inclusion of enhancing capital expenditure associated with future expansion and green field growth projects.

In 2008 30% of the goodwill associated with the Alcan acquisition in 2007 was impaired ($6.1bn charge). The recoverable amount for impairment testing was based on VIU as it was higher than FVLCS largely due to the global financial crisis.

In 2010, there were no triggers for impairment and the recoverable amount was based on FVLCS. Since 2008, integration of the Alcan businesses was completed and synergies in excess of target had been achieved. In addition, substantial cost savings had been achieved through the sale or closure of high cost production sites. Furthermore, a number of growth projects were further progressed and whilst the long term Aluminium price, which drives a significant portion of the value of the business, had remained at a similar level, the global macro economic situation had improved and capital markets were more stable.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

As part of the annual planning process and project appraisal, individual valuation models (net present value models for over 50 sites) are produced by the business units for both existing operations and growth projects that are subject to detailed controls and review. The purpose of this process is to support commercial and investment decisions by the business units. The models are based on Rio Tinto’s internal assumptions that have been reviewed by the Executive Committee and presented to the Board of Directors. Accordingly, the valuation models are also considered an appropriate foundation for a goodwill impairment assessment and these individual models are utilised by the finance teams to support the calculation of recoverable amount for goodwill impairment purposes.

4 (i) Recoverable amount

In response to question 4 (i), There is one CGU for the purposes of goodwill impairment testing. In accordance with IAS 36 paragraph 80, and for the purposes of goodwill impairment testing, the goodwill acquired as part of the Alcan acquisition is monitored and assessed at the Aluminium product group level, as it is this group that benefits from the synergies of the acquisition and has historically represented the lowest level at which goodwill is monitored for internal management purposes.

The Aluminium group comprises a number of individual assets (primarily including bauxite mines, refineries and smelters) that are assessed separately for asset impairment to the extent that there is a triggering event.

4 (ii) Cash flows

In response to question 4 (ii) we have attached Schedule A which provides summarised cashflows used for the goodwill impairment tests in 2010. The summary is a “base case” fair value less cost to sell (FVLCS), however as part of the impairment review process a number of different scenarios and sensitivities were run recognising the significant level of judgement required given the long term nature of the business. As outlined below the Aluminium product group is forecasting significant margin improvements as a result of a combination of carbon pricing and the completion of growth projects.

Key elements of the cashflows are as follows:

The long term price assumptions used in the cashflows recognise the expected future consequences of ‘carbon pricing’. Generally, the imposition of levies on companies related to their carbon emissions will increase industry costs and therefore increase commodity prices. However, the impact of carbon costs on any particular Rio Tinto operation will depend on its specific level of carbon emissions and the incremental cost for that operation may be more or less than the benefit of higher commodity prices. The timing of the introduction of carbon pricing in OECD countries compared with non-OECD countries has a significant effect on the cash flows in the terminal year, and therefore, the estimate of recoverable amount.

A large proportion of the Aluminium product group’s recoverable amount is derived from its portfolio of growth projects. These projects follow the same valuation and review processes as existing mines, refineries and smelters. Their impact on the terminal year margin and therefore the recoverable amount is significant. These projects will require significant capital expenditure in the early years of the cashflow model but are expected to start producing at various dates from now until the terminal year with most expected to be in production by 2020. Two of the most significant Aluminium growth projects are the modernization and expansion of the Kitimat smelter and the AP60 plant in Quebec, both of which are described in our annual report on Form 20-F. The Group expects Aluminium’s growth projects to generate high margins owing to the Group’s self-generated hydroelectric power as well as access to the world’s largest bauxite reserves and resources. There is however a contingency built into the projects’ underlying

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

forecast cash flows used to calculate the recoverable amount, based on the Group’s internal guidelines, and in addition these cash flows have been adjusted to reflect the current specific risks associated with each project.

Description and justification of terminal value.

Schedule A illustrates a significant amount of value within the terminal period. The substantial proportion of value in the terminal value reflects the long term nature of the Aluminium industry, Rio Tinto’s ownership and control of its key inputs (bauxite and electricity) and the positive long term views on the demand for aluminium. In addition, Rio Tinto Alcan is one of the leading market competitors in the Aluminium industry, an industry which typically has very high barriers to entry (such as up front capital costs). Specifically, Rio Tinto has cutting edge innovation in the field of Research & Development, together with advanced technology that is not currently available to the Group’s Aluminium competitors.

Note 41 Purchases and sales of subsidiaries, joint ventures, associates and other interests in businesses, page 226

Consolidation of Oyu Tolgoi LLC, page 226

5.	We note that as a result of a new agreement with Ivanhoe Mines Ltd, you now consolidate Oyu Tolgoi LLC by virtue of your contractual rights which permit you to exercise control over certain policies and activities of Oyu Tolgoi LLC. Please describe for us the significant terms and conditions of this agreement, such that you now control Oyu Tolgoi LLC.

Under International Financial Reporting Standards (IFRS), IAS 27 ‘Consolidated and separate financial statements’ requires consolidated financial statements to be prepared in respect of a group, subject to certain exceptions.

All subsidiaries should be consolidated. A subsidiary is an entity that is controlled by the parent. Paragraph 4 of IAS 27 defines Control as ‘the power to govern the financial and operating policies of an entity so as to obtain benefits from those activities.’

Control is presumed to exist when the parent has directly or indirectly more than half the entity’s voting power, unless it can clearly demonstrate that such ownership does not constitute control. The standard also lists circumstances where control exists when a parent owns half or less of the entity’s voting power, which include the following (IAS 27 paragraph 13):

•	power over more than half of the voting rights by virtue of an agreement with other investors;

•	power to govern the financial and operating policies of the entity under a statute or an agreement;

•	power to appoint or remove the majority of the members of the board of directors or equivalent governing body and control of the entity is by that board or body; or

•	power to cast the majority of votes at meetings of the board of directors or equivalent governing body and control of the entity is by that board or body.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

Even though the Group does not directly or indirectly own or control more than half of the of Oyu Tolgoi outstanding common stock, the Group controls the Board of Directors by virtue of its power to cast the majority of votes at meetings of the Oyu Tolgoi LLC (OT) board of directors as set out below:

1)	Rio Tinto controls the Board of Directors vote:

The OT board of directors has nine directors, three of whom are appointed by the Government of Mongolia (GoM) and six by Ivanhoe Mines Ltd (Ivanhoe). Pursuant to the Heads of Agreement (HOA) signed by Rio Tinto and Ivanhoe Mines Limited (Ivanhoe) on 15 December 2010, three of Ivanhoe’s six nominees are named by Rio Tinto, and all 6 non-GoM directors vote en bloc in accordance with decisions of the Rio Tinto/Ivanhoe Operating Committee (‘Operating Committee’) which committee is controlled by Rio Tinto. Since the decisions of the OT board require the affirmative vote of six of the nine directors, Rio Tinto effectively controls all Board votes.

2)	Rio Tinto controls the resolutions that are brought to the Board for vote:

The Operating Committee was created pursuant to the HOA to consider and pre-approve all resolutions to be brought before the OT board or the OT shareholders. Each of Rio Tinto and Ivanhoe are entitled to appoint two members of the four-member Operating Committee and Rio Tinto appoints the Chairman who has a casting vote i.e. in the event of a tie, the Chairman has the casting vote which if exercised will constitute a majority 3/2 decision. Decisions of the Operating Committee are by simple majority except for Special Matters. Rio Tinto was given the responsibility of managing the construction and development of the OT project under the HOA. Rio Tinto appointed a managing director and other key officers to manage the project. The OT Managing Director reports to the OT board of directors.

IAS 27 does not provide guidance as to the particular financial and operating policies an investor must govern in order to have control. The Group has therefore looked to guidance in US GAAP that assesses whether certain veto or approval rights are participative or protective in nature in order to determine whether the rights of other parties enable their effective participation in OT’s financial and operating policies and whether they therefore control OT. While Special Matters require unanimous approval at the Operating Committee, the Group evaluated the Special Matters and concluded they were protective rights, rather than participative rights as those rights do not impact the Operating Committee’s ability to initiate and approve significant decisions made in the ordinary course of business. The protective rights relate to decisions which are not considered to be in the ordinary course of business. Examples of Special Matters include the entry by OT into a new line of business and the issuance of certain additional debt and, in certain circumstances, capital expenditure significantly in excess of that specified in the original Mine Estimates.

In the first of these examples, the existing business is deemed to include any activity within the definition of Core Operations (as broadly defined in the OT Investment Agreement and covering all aspects of the OT Project) as well as smelting and refining for the OT Project. Therefore, only a new line of business which was not within these broad parameters would be outside of the ordinary course of business.

Similarly, issuance of debt by OT LLC in excess of $100 million is a Special Matter except that the issuance of debt by OT LLC pursuant to (i) the OT Project Financing, Additional Funding or any refinancing thereof or (ii) Called Sums under the OT Shareholders’ Agreement, is not a Special Matter. Thus, very significant amounts of finance can be incurred in the ordinary course of business. It is only where finance is to be raised in excess of $100M over what was originally envisaged , such as the Project Financing, and other agreed funding by way of Additional Funding (eg. $1.8B Interim Funding Facility from Rio Tinto) and Called Sums that the issue becomes a Special Matter.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

The circumstances under which an additional expenditure becomes a Special Matter are quite detailed and the relevant clause of the HOA is included in full in Schedule B. In brief, proposed capital expenditure due to a scope change that is more than 15 per cent above the original mine estimate (after appropriate adjustment for escalation) and annual expenditure advanced in a particular year that is in excess of 25 per cent above the original mine estimate for such year (after appropriate adjustment for escalation) are Special Matters, but only if not funded by Rio Tinto. The wording of the provision makes it clear that such Special Matters, which include Acts of God, are outside of the ordinary course of business.

Accordingly Rio Tinto has not only the power to govern OT (which it does through the above arrangements) but also benefits from that power. Through its power to control OT’s Board, Rio Tinto benefits from the preservation, and potential enhancement, of the value of its indirect investment in OT. The Group therefore considers that Rio Tinto controls OT, effective from and after 15 December 2010.

6.	We also note that Ivanhoe Mines continues to consolidate the operations of Oyu Tolgoi LLC as of December 31, 2010. Please clarify for us why it is appropriate for the same operations to be consolidated by two separate entities under the same agreement.

We have not considered whether the Group would have control of OT under US GAAP (which is the accounting standard used by Ivanhoe) and therefore cannot comment on Ivanhoe’s consolidation of OT.

7.	We also note that “The historic cost of acquiring the Group’s indirect share of Oyu Tolgoi LLC through its investment in Ivanhoe Mines was deducted from Investments in equity accounted units. The Group’s remaining interest in the assets of Ivanhoe that does not relate to Oyu Tolgoi LLC continues to be equity accounted. The transaction generated a non cash gain of US$531 million.” Please provide us an analysis that explains how you determined the historical costs of your indirect investment in Oyu Tolgoi LLC used in determining the remaining amount to be accounted for under the equity method and used in determining the amount of gain recorded in conjunction with this transaction.

The historic cost of Rio Tinto’s investment in Ivanhoe prior to the agreements entered into on 15 December 2010 was $1,673 million. The Group determined the split of this amount between the historic cost of its indirect investment in OT through Ivanhoe and the historic cost of its investment in the remaining ‘non OT’ assets of Ivanhoe by pro-rating the historic cost in relation to the fair value of OT at 15 December 2010 as a proportion of the fair value of Ivanhoe as a whole.

The Group determined a fair value of $3,268 million for Ivanhoe’s non OT assets and a fair value of $4,235 million for Ivanhoe’s OT assets. The historic cost of investment attributed to OT assets was therefore calculated as $945 million ($1,673 million multiplied by $4,235 million and divided by the total fair value of $7,503 million).

The non-cash gain of $531 million is the excess of the fair value at 15 December 2010 of the Group’s 34.83 per cent indirect interest in OT of $1,476 million ($4,235 million as above multiplied by 34.83 per cent), less the historic cost of that interest as above of $945 million.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

The basis of apportioning the historic cost of the investment between OT and non OT assets is judgemental. Alternative methods would have been to:

•	Use the respective fair values calculated for the acquisition of each separate tranche of the investment and apportion goodwill on a pro-rata basis.

•	As above, but attribute all goodwill to OT.

•	Assume all cost relates to OT since the Group acquired its interest in Ivanhoe because of its strategic interest in the OT deposit.

The method used has the advantage of using a fair value which was independently determined by a third party valuer and which was used in the purchase price allocation.

Engineering comments

Reserves, page 85

8.	We note your Form 20-F reserve disclosure lacks proven and probable reserve estimates for your Tincalayu Borate mine, Richards Bay Mineral Sands operations, the Argyle and Murowa Diamond mines, and the Lake McLeod Salt mine. We also note the Richards Bay Minerals, Argyle and Murowa Diamond mines appear to have reserves reported on the Australian stock exchange. Supplementally provide an explanation for these omissions and the variance in reporting practice.

Tincalayu Borate mine:

A reserve estimate for this property was not included in our 2010 Form 20-F because the technical work necessary to determine a proven and probable reserve in accordance with SEC’s Industry Guide 7 definitions has not been carried out. Furthermore, this property is not material to the Group, representing less than 0.05% of 2010 earnings. Therefore, we do not believe that any reserves disclosure is required by Item 4.D of Form 20-F.

Richards Bay Mineral Sands operations, Argyle mine and Murowa Diamond mine :

As described in footnote (j) of the 2010 Form 20-F on page 172, Rio Tinto determines its ore reserve as follows:

“(j) Determination of ore reserve estimates

The Group estimates its ore reserves and mineral resources based on information compiled by Competent Persons as defined in accordance with the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves of December 2004 (“the JORC code”). Reserves, and for certain mines, other mineral resources, determined in this way are used in the calculation of depreciation, amortisation and impairment charges, the assessment of life of mine stripping ratios and for forecasting the timing of the payment of close down and restoration costs and clean up costs.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

For the purposes of this combined Annual report on Form 20-F estimates of ore reserves have been computed in accordance with the SEC’s Industry Guide 7, rather than in accordance with the JORC code, and are shown on pages 84 to 92. Ore reserves presented in accordance with SEC Industry Guide 7 do not exceed the quantities that, it is estimated, could be extracted economically if future prices were to be in line with the average of historical prices for the three years to 30 June 2010, or contracted prices where applicable.”

The 2010 reserves reported for Rio Tinto mines and operations in the Corporate Annual Report and listed on the Australian stock exchange were estimated using forward looking commodity prices as allowed by the JORC code. For the purposes of the 2010 Form 20-F, these reserves were then tested to determine whether they could be extracted economically using the average of three year historical prices to 30 June 2010. Due to the global recession during those three years, which adversely affected the selling prices of their commodities, the reserves for Richards Bay Mineral Sands operations, Argyle mine and Murowa Diamond mine failed the economic test and therefore were not disclosed in the 2010 Form 20-F.

Lake McLeaod Salt mine :

Rio Tinto`s salt operations involve the recovery of salt through the evaporation of seawater; as a result, it is inappropriate to estimate a reserve for salt.

*            *             *

Rio Tinto acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its Form 20-F, that Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to its Form 20-F, and that Rio Tinto may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are available to discuss any of the foregoing with you at your convenience.

Very truly yours,

/s/ Ben Mathews
Ben Mathews

(Attachment)

cc:	Mark Wojciechowski

Michael Fay

George K. Schuler

(Securities and Exchange Commission)

Kathryn A. Campbell

(Sullivan & Cromwell LLP)

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

Schedule A

Rio Tinto Alcan

Support for Fair Value

As at 30 September 2010

	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	Sum of Annual Cash Flows	Terminal Value	Fair Value
EBITDA	1,898	2,513	3,827	4,157	5,012	4,922	5,446	5,834	6,072	6,820	6,097

Cash tax	(30)	(231)	(487)	(556)	(666)	(655)	(772)	(791)	(824)	(938)	(769)
Capital expenditures	(2,651)	(3,743)	(4,535)	(3,556)	(2,453)	(3,230)	(3,987)	(2,786)	(1,378)	(722)	(652)
Change in working capital	(476)	(681)	(473)	(386)	(459)	(91)	(86)	(126)	(184)	(224)	(84)
Risk adjustment for growth projects*	25	152	498	657	477	763	1,320	410	(239)	(686)	(745)
Return on pension assets	245	369	162	314	322	—	—	—	—	—	—

Total undiscounted cash flows	(989)	(1,621)	(1,008)	630	2,233	1,709	1,921	2,541	3,447	4,250	3,847

Total discounted cash flows	(958)	(1,475)	(861)	505	1,682	1,209	1,276	1,584	2,018	2,337	1,986	9,303	30,737	40,040

Research and development projects discounted, risk-adjusted cash flows	9	42	17	37	38	71	108	103	118	52	80	675	2,754	3,429
Research and development project costs														(226)
Pension liability														(2,677)
Corporate cost savings														500
Debt of equity accounted units														(1,089)

														39,977

*	The risk adjustment for the growth projects improves cash flows as it reduces the capital expenditures during the periods that the projects are under construction (i.e. all periods prior to commencement of operations). Most of the large projects will commence operations by 2019.

RIO TINTO HAS CLAIMED CONFIDENTIAL TREATMENT OF PORTIONS OF THIS LETTER

IN ACCORDANCE WITH 17 C.F.R. §200.83.

Schedule B - Extract of Heads of Agreement

(A) a total capital expenditure or liability by OT LLC in respect of the Total Capital Cost Estimate to 1st Ore Processing forecast by the Rio Tinto Manager (in a proposed program and budget submitted to the RT/IVN Operating Committee for approval) to be 15% or greater than the Total Capital Cost Estimate to 1st Ore Processing as set out in the Mine Estimate in Schedule B hereto (escalated from 2010 by the Rio Tinto Manager based on periodic updates prepared by Fluor of the relevant cost inflation and currency assumption estimates used in deriving the OT Mine Estimate) or (B) advancing an annual expenditure or liability by OT LLC of an amount being 25% or greater in any applicable one year period than the amount for that one year period as set out in the Table in the Mine Estimate in Schedule B hereto (escalated from 2010 by the Rio Tinto Manager based on periodic updates prepared by Fluor of the relevant cost inflation and currency assumption estimates used in deriving the OT Mine Estimate), in each case solely arising from a change in the scope of the construction related to the OT Project proposed by the Rio Tinto Manager (excluding, for greater certainty, (the “Scope Exclusions”) a change in the scope, directly or indirectly, caused by geological, geotechnical or other ground conditions that are materially different to those envisaged in the OT Project’s current feasibility study, naturally occurring events commonly known as acts of God and the consequences flowing there from, or rectification of engineering or estimate mistakes reasonably necessary to ensure compliance with the standard of conduct contemplated in the OT Management Agreement or the safe operation of the OT Project) unless Rio Tinto, in its discretion, arranges or provides additional funding (“Additional Funding”) (i) if the OT Project Financing is not then in place, to Ivanhoe on those terms prescribed under the Interim Funding Facility, or (ii) if the OT Project Financing is then in place and security can be shared with the OT Project Financing lenders, to the OT Project Financing borrower on those terms prescribed under the OT Project Financing, or (iii) if the OT Project Financing is then in place at the time and security cannot be shared with the OT Project Financing lenders, to the OT Project Financing borrower on those terms prescribed under the Interim Funding Facility but subordinated to the OT Project Financing and with interest set at the prevailing cost of funds under the OT Project Financing plus 4%. In respect of Additional Funding provided by Rio Tinto under (ii) and (iii) above, after the satisfaction of any principal or reserve payment obligations to the lenders under the OT Project Financing, the borrower will make a repayment of principal and interest to Rio Tinto to the extent of 75% of those funds permitted to be used for other purposes under the OT Project Financing.